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                            August 11, 2020

       James Graf
       Chief Executive Officer
       Graf Industrial Corp.
       118 Vintage Park Blvd.
       Houston, TX 77070

                                                        Re: Graf Industrial
Corp.
                                                            Preliminary Merger
Proxy Statement on Schedule 14A
                                                            Filed July 15, 2020
                                                            File No. 001-38703

       Dear Mr. Graf:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Merger Proxy Statement filed July 15, 2020

       Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination, page 83

   1. Disclose the exchange ratio for the shares of Graf common stock to be issued for a common share of
Velodyne.
   2. Disclose how the 550,176 shares of Velodyne Series B-1 Preferred Stock will be treated in the merger.
   3. Disclose how the Velodyne Series A, Series B, and Series B-1 convertible preferred stock will be treated in the
recapitalization/merger.
   4. Disclose how you will account for the additional 2,000,000 shares of common stock that may be issued and the
total fair value of such shares assuming the maximum number are issued.
 James Graf
FirstName  LastNameJames   Graf
Graf Industrial Corp.
Comapany
August 11, NameGraf
           2020       Industrial Corp.
August
Page 2 11, 2020 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2020, page
85

5. Present in a separate column following the Velodyne historical balance sheet data pro forma adjustments to give effect to:
             the equity issuance described in Note 3;
             the repurchase of up to $50 million in common stock from Velodyne equity holders;
             any contemplated conversions of preferred stock to common; and
             the write-off of $3.0 million of previously capitalized transaction costs.
         This pro forma adjustment column should be followed by a subtotal column to present Velodyne on a pro forma basis.
6. Present in a separate column following the Graf historical balance sheet data pro forma adjustments to give effect to:
             the redemption of 12,921,275 shares of Graf   s common stock in
April 2020 for
             approximately $132.1 million;
             the reclassification of common stock subject to possible redemption to permanent equity;
             the reclassification of cash and cash equivalents held in the Graf Trust Account; and
             the private placement of 15,000,000 shares of common stock at $10.00 per share pursuant to the PIPE Investment.
         This pro forma adjustment column should be followed by a subtotal column to present
         Graf balance sheet information on a pro forma basis.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 89

7. We note for accounting purposes, the Business Combination will be treated as the equivalent of Velodyne issuing stock for the net assets of the Company, accompanied by a recapitalization. In light of this conclusion, it is unclear why you refer to the merger as a business combination or disclose why Velodyne has been determined to be the accounting acquirer. Please revise your disclosures on page 89 and elsewhere throughout your filing so that they are consistent with your accounting conclusion.
4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 90

8. We note on page F-64 that upon a sale event, the Company will recognize the cumulative stock-based compensation expense for the outstanding RSAs and RSUs. Please tell us if the contemplated merger with Graf will result in the recognition of the cumulative stock-
         based compensation expense. If so, please fully disclose including the anticipated impact on your results of operations and on the contemplated merger with Graf.
Comparative Share Information, page 93

9. Limit the presentation of book value per share data to the most recent balance sheet date.
 James Graf
FirstName  LastNameJames   Graf
Graf Industrial Corp.
Comapany
August 11, NameGraf
           2020       Industrial Corp.
August
Page 3 11, 2020 Page 3
FirstName LastName
10. Disclose pro forma book value per share for Velodyne and Graf as of the most recent balance sheet date.
11. Disclose the equivalent pro forma per share amounts pursuant to Item 14(b)(10) of
         Schedule 14A. For guidance refer to Instruction 2 to paragraphs
(b)(8), (b)(9) and (b)(10).
Redemption Rights, page 99

12. You disclose that any request for redemption may be withdrawn until the deadline for submitting redemption requests and thereafter, with your consent, until the closing of the business combination. Please explain why you are permitting the withdrawal of redemption rights after the shareholder vote, particularly in light of the fact that the level of redemptions will determine whether you meet the condition to the business combination that the funds in the Trust Account together with the PIPE investment total at least $200 million. In addition, explain how this is consistent with your highlighted statement that "The requirement for physical or electronic delivery prior to the Special
         Meeting ensures that a redeeming stockholder   s election to redeem is
irrevocable once
         the Business Combination is approved."
Certain Projected Financial Information, page 133

13. Please disclose the bases for the material assumptions underlying your projections, including the revenue growth rates, Adjusted EBITDA margins, and cash flows.
Satisfaction of 80% Test, page 135

14. We note that, under your certificate of incorporation, if your business combination is with a company that is affiliated with your sponsor, officers or directors, you, or a committee of independent directors, will obtain an opinion from an independent accounting firm or an investment banking firm that your initial business combination is fair to the company from a financial point of view. We further note that your director, Sabrina McKee, recused herself from any discussion and voting on a transaction with Velodyne due to the fact that she is a director of global strategy at Ford Motor Company which is a minority shareholder and customer of Velodyne. Please discuss why you did not obtain an opinion from an independent investment banking firm due to Ms. McKee's relationship with
         Velodyne.
Velodyne's Business
Company Overview, page 180

15. Please disclose the basis for the statement that Velodyne is "the global leader in lidar technology."
 James Graf
FirstName  LastNameJames   Graf
Graf Industrial Corp.
Comapany
August 11, NameGraf
           2020       Industrial Corp.
August
Page 4 11, 2020 Page 4
FirstName LastName
Velodyne's Management's Discussion and Analysis
Results of Operations
Comparison of the Three Months Ended March 31, 2019 and 2020
Revenue, page 211

16. Please quantify in MD&A each material factor identified in your discussion as having a significant impact on your results of operations. For an example, quantify how much of your revenues declined because of reduced unit sales, how much they declined due to changing product mix and how much due to lower pricing. You should replace vague
         terms such as    primarily    in favor of specific quantifications.
17. We note that you experienced a material decline in sales in your North American market during the year ended December 31, 2019, a trend that appears to pre-date the impact of the COVID-19 pandemic on your operations. We also note that you made a strategic decision in 2018 to selectively reduce prices in order to boost volume. Please discuss why your sales volume has declined across reporting periods. Address in MD&A all known trends or uncertainties regarding your sales volumes and other factors that you expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.
Cost of Revenues and Gross Margin, page 212

18. We note that you primarily attribute the material decline in your margins along with quarterly revenues to decreased average selling prices reflecting your strategic decision, made in 2018, to reduce prices on higher volume products so as to drive additional adoption of your technology in multiple end markets. Explain for us how price reductions implemented in 2018 effected your comparative revenues and margins in the quarters ended March 31, 2019 and 2020. If applicable, describe the extent to which you continue to reduce selling price as a market strategy and your assessment of your strategy's prospects in light of your declining sales volumes.
General

19. In your response letter, please provide your analysis of the exemption from registration you are relying upon for the issuance of Graf common stock in the business combination transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James Graf
Graf Industrial Corp.
August 11, 2020
Page 5

        You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C.
Foland, Attorney-Advisor, at (202) 551-6711 or Kathleen Krebs, Special Counsel, at (202) 551-
3350 with any other questions.



                                                          Sincerely,
FirstName LastNameJames Graf
                                                          Division of
Corporation Finance
Comapany NameGraf Industrial Corp.
                                                          Office of Technology
August 11, 2020 Page 5
cc:       Joel L. Rubinstein
FirstName LastName